SHIN CORPORATION

07024688

RECEIVED

2007 JUN 25 A 5:29

FICE OF INTERNATIONAL CORPORATE FINANCE

June 21, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 056/2007**

  Subject: The Completion of Disposal of the investment in Asia Aviation Co., Ltd.

  Date: June 21, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JUN 28 2007
THOMSON
FINANCIAL

Panapichon A.

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 21, 2007

SH 056/2007

June 21, 2007

Subject: The Completion of Disposal of the investment in Asia Aviation Co., Ltd.

To: The President
The Stock Exchange of Thailand

Shin Corporation Plc ("the Company") would like to inform you that, on 21 June 2007, the Company completed the disposal of all 20,089,993 ordinary shares of Asia Aviation Co., Ltd. (AA) held by the Company, representing 49% of the total paid-up capital of Asia Aviation Co., Ltd., to the top Management of Thai Airasia Co., Ltd. at the price of 23.50 baht per share, totaling 472,114,835.50 baht and the Company already received money on 21 June 2007. After the transaction, the Company is no longer a shareholder in AA.

END